C A R N I V A L

C O R P O R A T I O N & PLC

March 16, 2017

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Carnival Corporation and Carnival plc (“our”, “we” or the “Company”)

Form 10-K for the Year Ended November 30, 2016

Filed January 30, 2017

File Nos. 001-09610 and 001-15136

Dear Ms. Raminpour:

The staff of the Securities and Exchange Commission (the “Commission”) reviewed the Company’s Form 10-K and transmitted their comments in your letter dated February 22, 2017 (the “Comment Letter”). I set out below my responses to the staff’s comments on behalf of the Company. For ease of reference, I have reproduced each of the staff’s comments and followed it with the Company’s response.

Consolidated Balance Sheets, page F-4

1.	Please revise or confirm the accrued liabilities and other line item does not require disaggregation pursuant to Rule 5-02.20 of Regulation S-X.

RESPONSE: We confirm the accrued liabilities and other line item does not require disaggregation pursuant to Rule 5-02.20 of Regulation S-X and we confirm that we will continue to monitor on an annual basis and disaggregate in future filings, if required.

Consolidated Statements of Cash Flows, page F-5

2.	We note from your financing activities section in your statement of cash flows that you present net proceeds (repayments) of short-term borrowings rather than on a gross basis. Please explain to us your basis for this presentation. Refer to ASC 230-10-45-7 through 9.

RESPONSE: We have considered the guidance provided by ASC 230-10-45-7 through 9 in determining whether information about gross cash receipts and payments is more relevant than net cash receipts and payments. ASC 230-10-45-8 provides that only net changes in assets and liabilities for which the turnover is quick, the amounts are large and the maturities are short need to be reported. ASC 230-10-45-9 states that if the original maturity of the liability is three months or less, cash receipts and payments for debt can qualify for net reporting.

Carnival Corporation at Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida 33178-2428 Tel: (305) 599-2600 Fax: (305) 406-4811

Carnival plc, Registered in England, No. 4039524, with its Registered Office at

Carnival House, 100 Harbour Parade, Southampton SO15 1st Tel: +44 023 8065 5000

During 2016, we had $8.4 billion in gross proceeds from commercial paper (presented net within short-term borrowings) with an average of 17 days outstanding and 3% of these borrowings had maturities that were greater than three months, and in all circumstances less than 110 days. During 2015, we had $7.4 billion in gross proceeds from commercial paper with an average of 17 days outstanding and less than 1% of these borrowings had maturities that were greater than three months, and in all circumstances less than 98 days. Similarly during 2014, we had $6.9 billion in gross proceeds from commercial paper with an average of 22 days outstanding and less than 2% of these borrowings had maturities that were greater than three months, and in all circumstances less than 95 days. Due to the overall size of the program and maturities that average less than three months, as well as, the materiality of amounts greater than three months, we believe net presentation is appropriate and is more relevant to users of our financial statements in accordance with ASC 230-10-45-7 through 9. We will continue to monitor the nature of our short-term borrowings and present gross in the future should there be any change in the program including extending maturities which warrants gross presentation.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity, Financial Condition and Capital Resources, page F-52

3.	We note your disclosure of working capital (deficit) less current customer deposits and current debt obligation and that it is a non-GAAP measure important to investors in understanding your capital requirements. Please clearly label this measure and revise to provide disclosures required by Item 10(e)(1)(i) of Regulation S-K related to the usefulness of this measure. Specifically, disclosures required by Item 10(e) (1)(i)(C)-(D) of Regulation S-K should be specific to each non-GAAP financial measure explaining the specific reason(s) why management believes the measures are useful to investors.

RESPONSE: In response to the Staff’s comments, we will revise our disclosure in future filings to remove the current non-GAAP presentation of working capital deficit and disclose as described below. For illustrative purposes, we have prepared the disclosure using November 30, 2016 and 2015 information.

We had a working capital deficit of $5.4 billion as of November 30, 2016 as compared to a working capital deficit of $4.5 billion as of November 30, 2015. The increase in working capital deficit was primarily due to the decrease in cash and cash equivalents and the increase in customer deposits. We operate with a substantial working capital deficit. This deficit is mainly attributable to the fact that, under our business model, a vast majority of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts remain a current liability until the sailing date. The cash generated from these advance receipts is used interchangeably with cash on hand from other sources, such as our borrowings and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses, pay down our debt, invest in long term investments or any other use of cash. Included within our working capital deficit are $3.5 billion and $3.3 billion of customer deposits as of November 30, 2016 and November 30, 2015, respectively. In addition, we have a relatively low-level of accounts receivable and limited investment in inventories. We generate substantial cash flows from operations and our business model has historically allowed us to maintain this working capital deficit and still meet our operating, investing and financing needs. We expect that we will continue to have working capital deficits in the future.

Carnival Corporation at Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida 33178-2428 Tel: (305) 599-2600 Fax: (305) 406-4811

Carnival plc, Registered in England, No. 4039524, with its Registered Office at

Carnival House, 100 Harbour Parade, Southampton SO15 1st Tel: +44 023 8065 5000

4.	Further, please tell us why you believe these adjustments are meaningful and appropriate. For example, you state that current customer deposits are substantially more like deferred revenue balances rather than actual current cash liabilities. Please explain to us why you believe it is appropriate to include the cash received from these deposits but to exclude the equal amount of liability. Similarly, tell us why excluding short-term borrowings and the current-portion of long-term debt, which are normally included in working capital, is appropriate. For example, if you do not intend to use cash or other current assets to repay your current debt obligations, please explain this and your history of refinancing such obligations.

RESPONSE: Refer to our response to comment 3 above with our revised disclosure for future filings.

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As requested in the Comment Letter, I hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, please contact me at (305) 406-8684.

Respectfully submitted,

/s/ David Bernstein
David Bernstein
Chief Financial Officer and Chief Accounting Officer

cc:	Micky Arison - Chairman of the Boards

Arnold W. Donald - President and Chief Executive Officer

Richard Glasier - Chairman of the Audit Committees

Suzanne Hubbard - Partner, PricewaterhouseCoopers LLP

Carnival Corporation at Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida 33178-2428 Tel: (305) 599-2600 Fax: (305) 406-4811

Carnival plc, Registered in England, No. 4039524, with its Registered Office at

Carnival House, 100 Harbour Parade, Southampton SO15 1st Tel: +44 023 8065 5000